No. 812-14454

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-l UNDER THE INVESTMENT COMPANY ACT OF 1940

CRESCENT CAPITAL BDC, INC., CBDC ADVISORS, LLC AND CRESCENT CAPITAL GROUP LP

CRESCENT DIRECT LENDING MANAGEMENT, LLC, CRESCENT SBIC MANAGEMENT, LLC, CRESCENT CREDIT EUROPE LLP

CRESCENT MEZZANINE PARTNERS VI, LP, CRESCENT MEZZANINE PARTNERS VIB, LP, CRESCENT MEZZANINE PARTNERS VIC, LP, CRESCENT ABSOLUTE RETURN FUND, LP, CRESCENT CAPITAL HIGH INCOME FUND, LP, CRESCENT CAPITAL HIGH INCOME FUND B, L.P., CRESCENT CAPITAL HIGH YIELD FUND, LP, CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND, LLC, CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND (CAYMAN), LP, CRESCENT/KAMEHAMEHA SCHOOLS PARTNERSHIP, LP, NPS/CRESCENT STRATEGIC PARTNERSHIP, LP, CRESCENT (TX) DIRECT LENDING FUND, L.P., CRESCENT DIRECT LENDING FUND, L.P., CDL UNIT TRUST (IRELAND), CRESCENT DIRECT LENDING SBIC FUND, L.P., CRESCENT SPECIAL SITUATIONS FUND (INVESTOR GROUP), L.P., CRESCENT EUROPEAN SPECIALTY LENDING FUND, L.P., CRESCENT EUROPEAN SPECIALTY LOAN FUND SCS, SICAV-FIS, CRESCENT EUROPEAN SPECIALTY LENDING FUND (LEVERED) LP, CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN--LEVERED) LP, CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN) LP, CRESCENT EUROPEAN SPECIALTY LENDING FUND FOR ERISA PLANS LP, CRESCENT MEZZANINE PARTNERS VII (LTL), L.P., CRESCENT MEZZANINE PARTNERS VII, L.P., CRESCENT MEZZANINE PARTNERS VIIB, L.P., CRESCENT MEZZANINE PARTNERS VIIC (LTL), L.P., CRESCENT MEZZANINE PARTNERS VIIC, L.P., CRESCENT/AEGIS PARTNERSHIP, L.P., AND CLIFFWATER CORPORATE LENDING FUND

11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025
Tel: (310) 235-5900

All Communications, Notices and Orders to: George Hawley, General Counsel Crescent Capital Group LP 11100 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025 (310) 235-5900
Copies to: Carl A. de Brito, Esq. Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Tel: (212) 698-3500	Copies to: Joshua B. Deringer, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000, Philadelphia, PA 19103-6996 (215) 988-2959	Copies to: Terrence P. Gallagher Cliffwater Corporate Lending Fund 235 West Galena Street Milwaukee, WI 53212 (414) 299-2270

June 13, 2019

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	Crescent Capital BDC, Inc., a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act (“Crescent”);[2]

•	CBDC Advisors, LLC, the investment adviser to Crescent (“CBDC Advisors”);

•
Cliffwater Corporate Lending Fund (“Cliffwater Fund”), a closed-end management investment company for which Crescent Capital Group LP (“Crescent Capital”) serves as a sub-adviser and whose investment adviser, Cliffwater LLC, is not affiliated with the Existing Crescent Advisers (as defined below);

•
Investment funds and other vehicles set forth on Schedule A hereto, each of which is an entity whose investment adviser is a Crescent Adviser[3] and that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds”); and

•
Crescent Capital and its investment advisory affiliates set forth on Schedule A hereto (collectively, with Crescent Capital, the “Existing Crescent Advisers”; the Existing Crescent Advisers, together with Crescent, CBDC Advisors, Cliffwater Fund and the Existing Affiliated Funds, the “Applicants”).

The Order would supersede an exemptive order issued by the Commission on March 29, 2016 (the “Prior Order”)4 that was granted pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, with the result that no person will continue to rely on the Prior Order if the Order is granted.

The relief requested in this application (the “Application”) would allow Crescent, Cliffwater Fund or any Future Regulated Entity5 (each, a “Regulated Entity” and collectively, the “Regulated Entities”), one or more other Regulated Entities and/or one or more Affiliated Funds6 to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17 and 57 of the 1940 Act, and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers.  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries) seeks to participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order.  The term “Adviser” means any Crescent Adviser or any Regulated Entity Adviser.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]
“Crescent Advisers” means any Existing Crescent Adviser or any future investment adviser that controls, is controlled by, or is under common control with Crescent Capital and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

[4]	Crescent Capital BDC, Inc., et al. (File No. 812-14454) Investment Company Act Rel. No. 32018 (March 2, 2016) (notice) and 32056 (March 29, 2016) (order).

[5]
“Future Regulated Entity” means any BDC or any closed-end management investment company formed in the future that is advised by a Regulated Entity Adviser.  The term “Regulated Entity Adviser” means (a) CBDC Advisors and (b) any future investment adviser that controls, is controlled by, or is under common control with CBDC Advisors and is registered as an investment adviser under the Advisers Act.

With respect to certain existing or Future Regulated Entities, including the Cliffwater Fund, two or more sub-advisers (one of which is an Existing Crescent Adviser, and one or more of which will be an investment adviser registered under the Advisers Act that is not an affiliated person of any Existing Crescent Adviser), will be responsible for only a “sleeve” or portion of the entity’s assets (a “Multi-Manager Fund”).  To the extent that any sub-adviser to a Multi-Manager Fund intends to engage in Co-Investment Transactions, such sub-adviser shall treat their “sleeve” as if it were a standalone Regulated Entity for the purposes of the representations and conditions of such sub-adviser’s co-investment order (each, a “Co-Investment Order”).  In addition, each sub-adviser to a Multi-Manager Fund will not be permitted to consult with any other sub-adviser to the Multi-Manager Fund concerning transactions for the Multi-Manager Fund in securities or other assets.  For the avoidance of doubt, each sub-adviser to a Multi-Manger Fund shall have obtained its own Co-Investment Order permitting it to act as sub-adviser to Regulated Entities that participate in Co-Investment Transactions.

[6]
“Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund.  “Future Affiliated Fund” means any investment fund that would be an “investment company” but for section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and is advised by a Crescent Adviser.  No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries7.  Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act.  Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.  The board of directors (the “Board”)8 of such Regulated Entity would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.9

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	Crescent

Crescent was organized under the General Corporation Law of the State of Delaware on February 5, 2015 for the purpose of operating as a BDC.  In addition, Crescent has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and operates in a manner so as to qualify for the tax treatment applicable to RICs. Crescent’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation.  Crescent’s primary focus is originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies.  Crescent may on occasion invest in larger or smaller companies.  Crescent’s principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

[7]
“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.  All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.

[8]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

The Board of Crescent has five-members, of which three members are not “interested persons” of Crescent within the meaning of Section 2(a)(19) (the “Independent Directors”).10  No Independent Director of any Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

B.	CBDC Advisors

CBDC Advisors is a Delaware limited liability company and is registered with the Commission under the Advisers Act.  On the date of this Application, its sole client is Crescent.  CBDC Advisors is a majority-owned subsidiary and an affiliate of Crescent Capital, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

Under the terms of the investment advisory agreement with Crescent, CBDC Advisors: (i) determines the composition of the portfolio of Crescent, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies/sources, researches, evaluates and negotiates the structure of the investments made by Crescent; (iii) closes and monitors Crescent’s investments; (iv) determines the assets that Crescent originates, purchases, retains, or sells; (v) performs due diligence on prospective portfolio companies; and (vi) provides Crescent with such other investment advisory, research and related services as Crescent may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to Crescent and its portfolio companies as required.  CBDC Advisors’ services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to Crescent are not impaired.

C.	The Crescent Advisers

Crescent Capital is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act on May 4, 2010.  Crescent Capital or another Crescent Adviser serves as investment adviser to the Existing Affiliated Funds and either a Crescent Adviser or an affiliated adviser of a Crescent Adviser will serve as investment adviser to any Future Affiliated Funds.  Crescent Capital also serves as a sub-adviser to Cliffwater Fund pursuant to a sub-advisory agreement by and among Cliffwater Fund, Cliffwater LLC and Crescent Capital (as amended from time to time, the “Cliffwater Fund Sub-Advisory Agreement”). Pursuant to the Cliffwater Fund Sub-Advisory Agreement, Crescent Capital formulates and implements a continuous investment program for Cliffwater Fund, advises Cliffwater LLC in connection with policy decisions regarding Cliffwater Fund, and provides certain ongoing administrative services to Cliffwater LLC and Cliffwater Fund in relation to its role as a sub-adviser to Cliffwater Fund. Crescent Capital is an affiliate of CBDC Advisors and is registered with the Commission under the Advisers Act.

Crescent Capital has over $20 billion under management as of March 31, 2019.   With its headquarters in Los Angeles, Crescent has over 160 employees based in four offices in the U.S. and Europe.

Crescent Direct Lending Management, LLC (“CDL Management”), a Delaware limited liability company formed on March 31, 2014, is a wholly-owned subsidiary of Crescent Capital and is a registered investment adviser under the Advisers Act. CDL Management serves as an investment adviser to certain clients with a focus on investments primarily in senior secured loans (including first lien, unitranche and second lien loans) of private U.S. lower-middle-market companies.

Crescent SBIC Management, LLC (“SBIC Management”), a Delaware limited liability company formed on March 5, 2013, is a subsidiary of Crescent Capital and is a registered investment adviser under the Advisers Act. SBIC Management serves as an investment adviser to a SBIC.

Crescent Credit Europe LLP (“Crescent Credit Europe”), a limited liability partnership organized in England and Wales on October 6, 2011, is an affiliate of Crescent Capital and is a registered investment adviser under the Advisers Act. Crescent Credit Europe serves as an investment adviser to certain clients with a focus on European credit investments.

[10]	The term “Independent Directors” refers to the independent directors or trustees of any Regulated Entity.

D.	Existing Affiliated Funds

The Existing Affiliated Funds pursue strategies focused on originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies.  Through the Crescent Advisers, the Existing Affiliated Funds target attractive risk-adjusted yields across the entire capital structure of middle-market companies by leveraging the following strategies:

•
Direct Lending. Direct lending provides senior secured debt to private, U.S. lower-middle-market companies. Direct lending’s primary investment focus is sponsor-backed, lower-middle-market companies with annual EBITDA of $5 million to $25 million. This strategy’s primary target investments take multiple forms of senior debt, including unitranche facilities.

•
Mezzanine. This strategy provides junior debt capital to middle-market companies, primarily to fund shareholder transitions on behalf of private equity firms. The mezzanine strategy’s primary investment focus is sponsor-backed, middle-market companies with annual EBITDA of $50 million to $150 million. Investments generally take the form of private debt securities with equity participation in connection with buyouts, recapitalizations and refinancings.

•
Private Debt. The private debt strategy makes investments in privately negotiated and narrowly syndicated middle-market debt investments.  This strategy primarily invests in secured middle-market “144A for life” (no registration rights) and private below investment grade corporate bank loans and bonds.  The private debt strategy targets smaller transactions ranging in tranche size from $75 million to $400 million, which typically receive less attention from the debt capital markets.

•
European Specialty Lending. The dedicated European specialty lending strategy generally seeks to capitalize on the dislocation of the European credit market and has flexibility to invest across the entire debt capital structure. In addition, this strategy also invests in primary issuances of European senior secured debt obligations of below investment grade companies and European high-yield bonds. The European specialty lending’s primary investment focus is middle-market European companies with annual EBITDA of €8 million to €25 million.

E.	Cliffwater Fund

The Cliffwater Fund is registered under the 1940 Act and is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Cliffwater Fund was organized as a Delaware statutory trust on March 21, 2018, pursuant to its Agreement and Declaration of Trust, which is governed by the laws of the state of Delaware. The Cliffwater Fund’s registration statement was declared effective on March 6, 2019. Cliffwater Fund’s principal place of business is 235 West Galena Street, Milwaukee, WI 53212.

Cliffwater Fund has elected to be treated for tax purposes as a RIC under the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs.

Cliffwater Fund’s primary investment objective is to seek consistent current income, while the Cliffwater Fund’s secondary objective is capital preservation. Under normal market conditions, the Cliffwater Fund seeks to achieve its investment objectives by investing at least 80% of its assets (net assets, plus any borrowings for investment purposes) in loans to companies (“corporate loans”). Cliffwater Fund’s corporate loan investments are made through a combination of: (i) investing in loans to companies that are originated directly by a non-bank lender (for example, traditional direct lenders include insurance companies, business development companies, asset management firms (on behalf of their investors), and specialty finance companies) (“direct loans”); (ii) investing in notes or other pass-through obligations representing the right to receive the principal and interest payments on a direct loan (or fractional portions thereof); (iii) purchasing asset-backed securities representing ownership or participation in a pool of direct loans; (iv) investing in companies and/or private investment funds (private funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act) that primarily hold direct loans; (v) investments in high yield securities , including securities representing ownership or participation in a pool of such securities; and (vi) investments in bank loans , including securities representing ownership or participation in a pool of such loans.

Cliffwater Fund seeks to achieve its investment objectives by using a “multi-manager” approach whereby Cliffwater Fund’s assets are allocated among Cliffwater and one or more sub-advisers, including an Existing Crescent Adviser.  With respect to the Cliffwater Fund, each sub-adviser that is not an Existing Crescent Adviser shall ensure that, to the extent that its “sleeve” participates in Co-Investment Transactions, such sleeve is treated as if it were a standalone Regulated Entity for purposes of the representations and conditions of such sub-adviser’s Co-Investment Order. Crescent Capital will be responsible for Cliffwater Fund’s overall compliance with the conditions of this Order.  In this way, Crescent Capital can ensure that it is taking the conditions of the Order into account, as well as taking into account the interests of all of the Regulated Entities that are participating in the co-investment program.

Cliffwater Fund has a Board with a majority of trustees that are Independent Directors.

III.	ORDER REQUESTED

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•              Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•              Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC11; or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.12 CBDC Advisors is the investment adviser to Crescent, Crescent Capital is the sub-adviser to the Cliffwater Fund and a Regulated Entity Adviser will be the investment adviser to each Future Regulated Entity.  In addition, a Crescent Adviser is or will be the investment adviser of each Affiliated Fund.  The Regulated Entities and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  As a result, these relationships might cause each Regulated Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

[11]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[12]
See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of shareholders of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Advisers, or shared pro rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser will consider only the Objectives and Strategies,13 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).14

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

[13]
The term “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies as described in the Regulated Entity’s registration statement on Form 10 or Form N-2, as applicable, other current filings the Regulated Entity has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, and the Regulated Entity’s most current reports to shareholders.

[14]
In the case of a Regulated Entity that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating the co-investment program, because the ability of an Adviser or the principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly.  The Independent Directors shall evaluate and approve any such independent third party, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.
Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity’s then-current Objectives and Strategies, the Regulated Entity’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.

a.
If the Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

b.
If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.
After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.
the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Entity’s shareholders; and

B.	the Regulated Entity’s then-current Objectives and Strategies;

iii.
the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.
the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.
any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv.
the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(c).

3.	Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.
The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.
Except for Follow-On Investments made in accordance with Condition 8,[15] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.
A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.	If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.
Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

c.
A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Regulated Entity’s Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

[15]	This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

d.	Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.	If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.
A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.
the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.
The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.
The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.
Each Regulated Entity will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a business development company and each of the investments permitted under these Conditions were approved by the Required Majority under section 57(f).

11.
No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.
The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933, as amended) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.
Any transaction fee[16] (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Entities or the Affiliated Funds).

14.
If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s compositions, size or manner of election.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the shareholders thereof and (ii) the protections found in the Conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Entities would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

[16]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

In cases where CBDC Advisors identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s shareholders. For example, a Regulated Entity may lose investment opportunities if CBDC Advisors cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by CBDC Advisors due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). CBDC Advisors expects that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of Crescent, including the Independent Directors, has determined that it is in the best interests of Crescent to participate in Co-Investment Transactions because, among other matters, (i) Crescent will be able to participate in a larger number and greater variety of transactions; (ii) Crescent will be able to participate in larger transactions; (iii) Crescent will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities; (iv) Crescent and any other Regulated Entities participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors, each of which could result in terms that are more favorable for the participating Regulated Entities; (v) Crescent will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Entities and their shareholders.17 The Board of Crescent, including the Independent Directors, also determined that it is in the best interests of Crescent and its shareholders to obtain the Order at the earliest possible time and instructed the officers of Crescent, CBDC Advisors and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of Crescent has determined that is proper and desirable for Crescent to participate in Co-Investment Transactions with other Regulated Entities and one or more Affiliated Funds.

B.	Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

[17]	The Board of each Future Regulated Entity will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c¬2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 of the 1940 Act.18 Applicants note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.19

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

[18]
See, e.g., Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al., (File No. 812-14132), Release No. IC 31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al., (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al., (File No. 812-14120), Release No. 31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

[19]	Id.

George Hawley, General Counsel
Crescent Capital Group LP
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Carl A. de Brito, Esq.
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Terrence P. Gallagher
Cliffwater Corporate Lending Fund
235 West Galena Street
Milwaukee, WI 53212

and

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000,
Philadelphia, PA 19103-6996

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of Crescent and the Board of the Cliffwater Fund.  The Board of Crescent also authorizes the filing of the Application on behalf of CBDC Advisors because of its affiliation with Crescent and any Future Regulated Entities.  The filing of this Application on behalf of all other Applicants has been authorized by each such Applicant.  In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 13th day of June, 2019.

Applicants have caused this Application to be duly signed on their behalf on the 13th day of June, 2019.

CRESCENT CAPITAL BDC, INC.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CBDC ADVISORS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL GROUP LP

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING MANAGEMENT, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SBIC MANAGEMENT, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT EUROPE LLP

By:	/s/ Jean-Marc Chapus
Name:	Jean-Marc Chapus
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VI, LP, by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIB, LP, by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIC, LP, by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT ABSOLUTE RETURN FUND, LP, by
CRESCENT ALTERNATIVE CREDIT PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH INCOME FUND, LP, by
CRESCENT CAPITAL GROUP HIGH INCOME LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH INCOME FUND B, L.P., by
CRESCENT CAPITAL GROUP HIGH INCOME B LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH YIELD FUND, LP, by
CRESCENT CAPITAL GROUP HIGH YIELD LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND, LLC, by
CRESCENT SENIOR SECURED LOAN MANAGEMENT LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND (CAYMAN), LP, by
CRESCENT SENIOR SECURED LOAN MANAGEMENT LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT/KAMEHAMEHA SCHOOLS PARTNERSHIP, LP, by
CRESCENT/K SCHOOL SMA PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

NPS/CRESCENT STRATEGIC PARTNERSHIP, LP, by
NPS/CRESCENT SMA PARTNERS LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT (TX) DIRECT LENDING FUND, L.P., by
CRESCENT (TX) DIRECT LENDING, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND, L.P., by
CRESCENT DIRECT LENDING, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING SBIC FUND, L.P., by
CRESCENT DIRECT LENDING SBIC, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SPECIAL SITUATIONS FUND (INVESTOR GROUP), L.P., by
CRESCENT SPECIAL SITUATIONS FUND LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND, L.P., by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN--LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND FOR ERISA PLANS LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII (LTL), L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII, L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIIB, L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIIC (LTL), L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIIC, L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT/AEGIS PARTNERSHIP, L.P., by
CRESCENT/AEGIS SMA PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LOAN FUND SCS, SICAV-FIS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L, its General Partner

By:	/s/ Jonathan R. Insull
Name:	Jonathan R. Insull
Title:	Manager B

CDL UNIT TRUST (IRELAND), by
CRESCENT DIRECT LENDING MANAGEMENT, LLC, its Investment Adviser

By:	/s/ John S. Bowman
Name:	John S. Bowman
Title:	Authorized Signatory

CLIFFWATER CORPORATE LENDING FUND

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	President

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Capital BDC, Inc., Crescent Mezzanine Partners VI, LP, Crescent Mezzanine Partners VIB, LP, Crescent Mezzanine Partners VIC, LP, Crescent Absolute Return Fund, LP, Crescent Capital High Income Fund, LP, Crescent Capital High Income Fund B, L.P., Crescent Capital High Yield Fund, LP, Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), LP, Crescent/Kamehameha Schools Partnership, LP, NPS/Crescent Strategic Partnership, LP, Crescent (TX) Direct Lending Fund, L.P., Crescent Direct Lending Fund, L.P., Crescent Direct Lending SBIC Fund, L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund (Cayman--Levered) LP, Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund for ERISA Plans LP, Crescent Mezzanine Partners VII (Ltl), L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VIIB, L.P., Crescent Mezzanine Partners VIIC (LTL), L.P., Crescent Mezzanine Partners VIIC, L.P. and Crescent/AEGIS Partnership, L.P.; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory
Date:	June 13, 2019

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of CBDC Advisors, LLC, Crescent Capital Group LP, Crescent Direct Lending Management, LLC and Crescent SBIC Management, LLC; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory
Date:	June 13, 2019

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Europe LLP; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jean-Marc Chapus
Name:	Jean-Marc Chapus
Title:	Authorized Signatory
Date:	June 13, 2019

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent European Specialty Loan Fund SCS, SICAV-FIS; that he is Manager B of the general partner of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan R. Insull
Name:	Jonathan R. Insull
Title:	Manager B
Date:	June 13, 2019

VERIFICATION

STATE OF MASSACHUSETTS	)
COUNTY OF BOSTON	)

The undersigned states that he has duly executed the attached Application for and on behalf of CDL Unit Trust (Ireland); that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John S. Bowman
Name:	John S. Bowman
Title:	Authorized Signatory
Date:	June 13, 2019

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Cliffwater Corporate Lending Fund; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	President
Date:	June 13, 2019

SCHEDULE A

Existing Crescent Advisers

Crescent Direct Lending Management, LLC
Crescent SBIC Management, LLC
Crescent Credit Europe LLP

Existing Affiliated Funds

Crescent Mezzanine Partners VI, LP
Crescent Mezzanine Partners VIB, LP
Crescent Mezzanine Partners VIC, LP
Crescent Absolute Return Fund, LP
Crescent Capital High Income Fund, LP
Crescent Capital High Income Fund B, L.P.
Crescent Capital High Yield Fund, LP
Crescent Senior Secured Floating Rate Loan Fund, LLC
Crescent Senior Secured Floating Rate Loan Fund (Cayman), LP
Crescent/Kamehameha Schools Partnership, LP
NPS/Crescent Strategic Partnership, LP
Crescent (TX) Direct Lending Fund, L.P.
Crescent Direct Lending Fund, L.P.
CDL Unit Trust (Ireland)
Crescent Direct Lending SBIC Fund, L.P.
Crescent Special Situations Fund (Investor Group), L.P.
Crescent European Specialty Lending Fund, L.P.
Crescent European Specialty Loan Fund SCS, SICAV-FIS
Crescent European Specialty Lending Fund (Levered) LP
Crescent European Specialty Lending Fund (Cayman-Levered) LP
Crescent European Specialty Lending Fund (Cayman) LP
Crescent European Specialty Lending Fund for ERISA Plans LP
Crescent Mezzanine Partners VII (Ltl), L.P.
Crescent Mezzanine Partners VII, L.P.
Crescent Mezzanine Partners VIIB, L.P.
Crescent Mezzanine Partners VIIC (LTL), L.P.
Crescent Mezzanine Partners VIIC, L.P.
Crescent/AEGIS Partnership, L.P.

EXHIBIT A

Resolutions of the Board of Directors of Crescent Capital BDC, Inc.

RESOLVED, that an Amended and Restated Co-Investment Exemptive Application reflecting the addition of Cliffwater Corporate Lending Fund as an applicant as discussed at this Board meeting be, and it hereby is, approved in all respects and the filing of such Amended and Restated Co-Investment Exemptive Application with the SEC be, and it hereby is, approved in all respects; and

RESOLVED, that each of the officers of Crescent Capital BDC, Inc. (the “Company”) is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and cause to be filed with the SEC, an Amended and Restated Co-Investment Exemptive Application and any and all amendments to such Amended and Restated Co-Investment Exemptive Application, effecting such changes as any such officer or officers may deem necessary or advisable; and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

EXHIBIT B

Resolutions of the Board of Trustees of Cliffwater Corporate Lending Fund

RESOLVED, that the officers of the Cliffwater Corporate Lending Fund (the “Fund”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the SEC an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.